Exhibit 99.39

Quest Rare Minerals Ltd.
QUEST RARE MINERALS APPOINTS ROBERT L. LECLERC AS
CHAIRMAN OF THE BOARD OF DIRECTORS
Toronto, May 27, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to announce that its Board of Directors has appointed Robert L. Leclerc to Quest’s Board and as Chairman of the Board.
“We are delighted that Robert Leclerc has agreed to join our Board of Directors and serve as our Chairman,” said Peter Cashin, President and Chief Executive Officer of Quest. “We know that Quest will benefit from Robert’s extensive business experience and acumen.”
Robert L. Leclerc, Q.C., is a business and legal advisor and Chairman of Minefinders Corporation Ltd., a company listed on the Toronto Stock Exchange and American Stock Exchange. From April 1997 to February 2003, Mr. Leclerc was Chairman and Chief Executive Officer of Echo Bay Mines Ltd., then listed on the Toronto Stock Exchange and American Stock Exchange, and prior thereto was its Chairman. Before joining Echo Bay, Mr. Leclerc practiced law in Montreal (from 1968 to 1978) and in Edmonton (from 1978 to 1996). His last position was Chairman and CEO of, and a partner in, the Canadian law firm Milner Fenerty (now Fraser Milner Casgrain), with more than 500 lawyers in six Canadian cities.
Mr. Leclerc holds a Bachelor of Arts degree (Honours) from the Université de Montréal, where he graduated Magna Cum Laude, and a Bachelor of Civil Law degree from McGill University, where he was Gold Medalist.
The appointment of Mr. Leclerc to Quest’s Board of Directors and as Chairman is subject to the approval of the TSX Venture Exchange.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Corporation is publicly-listed on the TSX Venture Exchange as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake area of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation is currently completing a 43-101 Resource Estimate and Metallurgical study as part of an on-going economic evaluation of the deposit. Quest continues to pursue high-value project opportunities throughout North America.

For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release